SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

04 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 04 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia and Japan

                                 Protherics PLC

                       Completion of MacroMed Acquisition

London, UK; Brentwood, TN, US; 4 January 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that its acquisition of MacroMed, Inc., a private US based drug development and manufacturing company, has completed at 4.00 pm GMT
(9.00 am MST) today.

Terms used in this announcement shall have the same meaning as those used in the
Company's prospectus dated 7 December 2006.

                                   |  Ends  |

For further information:

Protherics
Andrew Heath, CEO                                        +44 (0) 20 7246 9950
Barry Riley, CFO                                         +44 (0) 1928 518 000
Julie Vickers, Company Secretary                         +44 (0) 1928 518 010
Saul Komisar, President Protherics Inc                   +1 615 327 1027

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The majority of the Company's sales revenues (GBP17.7m in the year ended
31 March 2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

Protherics potentially has two blockbuster opportunities in its critical care franchise. CytoFab™ is being developed by AstraZeneca for the treatment of severe sepsis, and is expected to start an additional phase 2 study in 2007. In addition to the MacroMed Acquisition, the Company has  today in-licensed intellectual property from Glenveigh (a private US based company) relating to the use of anti-digoxin polyclonal antibody fragments such as DigiFab™ and
GSK's Digibind® in the treatment of pre-eclampsia and eclampsia.  Glenveigh is currently undertaking a phase 2b study with Digibind® which Protherics expects to report in 2007.

Following the completion of the MacroMed Acquisition, Protherics now has four cancer products in development, including Voraxaze™. Voraxaze™ is expected to be approved, subject to regulatory reviews, in the EU in H1 2007 and in the US from H2 2008, as an intervention when methotrexate blood levels remain dangerously elevated following high dose therapy for the treatment of cancer.
Protherics is planning to build its own sales force to undertake the sales and marketing of Voraxaze™.  In addition, the Company is developing its Angiotensin
Therapeutic Vaccine for the treatment of hypertension.

With headquarters in London, following the acquisition of MacroMed, the Company has about 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated product development.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange
Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.